Mail Stop 4561

April 21, 2009

Brian J. Farrell
Chief Executive Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

> **Re: THQ Inc.**
> **Form 10-K For The Fiscal Year Ended March 31, 2008**
> **Filed May 28, 2008**
> **Form 10-Q For The Quarterly Period Ended September 30, 2008**
> **Filed November 6, 2008**
> **Form 10-Q For The Quarterly Period Ended December 31, 2008**
> **Filed February 5, 2009**
> **File No. 000-18813**

Dear Mr. Farrell:

        We have reviewed your response letter dated March 30, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 17, 2009.

 Form 10-K for the Fiscal Year Ended March 31, 2008

Item 1. Business, page 1

Strategy, page 2

1.   We note your response to our prior comment 1, involving the requirement to file your license agreement with the WWE under Item 601(b)(10)(ii)(B) of Regulation S-K. We will be in contact with you promptly to arrange a conference call to discuss the matter further.

Item 15. Exhibits and Consolidated Financial Statement Schedules, page 100

2.   In your response to prior comment 11 from our letter dated January 30, 2009, you discussed the various exhibits marked on the exhibit index as having portions omitted, pursuant to requests for confidential treatment. You differentiated those that were still in effect and required confidential treatment, from those that had expired. We note, however, that exhibits 10.20 and 10.29 are not marked as having portions omitted, yet appear to have portions redacted. You do not appear to have submitted requests for confidential treatment for these exhibits. Please advise.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 6. Exhibits, page 39

Exhibit 10.1

3.   As noted in prior comment 3, we are in receipt of your confidential treatment application submitted February 20, 2009. Please ensure that the exhibit index for your Form 10-K for the fiscal year ended March 31, 2009 reflects all confidential treatment requests.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note 5. Goodwill, page 11

4.   We note in your response to our prior comment 8 that the Company believes the risk factors and trends disclosed in the September 30, 2008 Form 10-Q addressed the potential negative factors which existed at the time you filed the September 30, 2008 Form 10-Q. While we also note your discussions regarding the impact that the current economic conditions have had and are expected to have on your kids licensed business, such disclosures appear to focus on the impact to the Company's net sales and operating income but do not address the potential effect or impact on the Company's financial position. Please explain further how you determined that the Company adequately addressed the potential impact of these trends on your financial position (i.e. impairment of assets such as goodwill) in your September 30, 2008 Form 10-Q. We refer you to SEC Release 33-6835. Also, tell us how you considered quantifying the impact of such trends on the Company's earnings and financial position pursuant to Section III.B.3 of SEC Release 33-8350.

5.   Also, please tell us when you determined that a triggering event occurred requiring you to perform an interim goodwill impairment analysis as well as when you performed the impairment analysis. Additionally, given the significance of this impairment charge, tell us why you believed that a separate risk factor was not necessary at the time of the filing of your September 30, 2009 Form 10-Q given the decline in the your stock price.

Item 6. Exhibits, page 43

Exhibit 10.1 and 10.2

6.   We note that these exhibits have portions redacted, and that your exhibit index states that these portions have been omitted and submitted separately, pursuant to a request for confidential treatment. However, there does not appear to be any such requests on file. Please advise.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief